EXHIBIT 2.2

AMENDMENT NO. 1 TO THE
CONTRIBUTION AND STOCK PURCHASE AGREEMENT

This AMENDMENT NO. 1 TO THE CONTRIBUTION AND STOCK PURCHASE AGREEMENT (this “Amendment”), dated as of February 28, 2018, by and among AmTrust Financial Services, Inc. (“AFSI” or “Seller”), Mayfield Holdings LLC, a Delaware limited liability company (the “Company”), and MH JV Holdings, L.P., a Delaware limited partnership formerly known as FeeCo Holdings LP (the “Investor”, and together with AFSI and the Company, the “Parties”).

WHEREAS, the Parties entered into that certain Contribution and Stock Purchase Agreement, dated as of November 3, 2017 (as amended or otherwise modified from time to time, the “Purchase Agreement”); and

WHEREAS, the Parties now intend to amend the Purchase Agreement as set forth herein in accordance with Section 11.2 of the Purchase Agreement.

NOW, THEREFORE, in consideration of the mutual agreements and covenants hereinafter set forth, and for good and valuable consideration, the receipt, sufficiency and adequacy of which are hereby acknowledged, the Parties hereby agree as follows:

SECTION 1.    Defined Terms. Capitalized terms used herein that are not otherwise defined have the meanings set forth in the Purchase Agreement.
SECTION 2.    Amendments. The Purchase Agreement is hereby amended as follows:
2.1    The second WHEREAS clause of the Purchase Agreement is hereby amended and restated in its entirety as follows:
WHEREAS, the Parties desire to enter into a series of transactions pursuant to which (i) the Investor will contribute cash to the Company in exchange for 22,581,000.000 common units of the Company (such units, the “Investor Equity Interests”) and (ii) the Seller will (or will cause certain of its Subsidiaries to) contribute to the Company equity interests in the Tecmo Companies, in exchange for 21,695,470.590 common units of the Company (the “AmTrust Equity Interests”) (together, the “Contributions”);
2.2    Section 1.1 of the Purchase Agreement is hereby amended by deleting the definition of “Estimated Working Capital” therein and inserting the following new definitions in the appropriate alphabetical order:
“Benefits TSA Period” has the meaning set forth in Section 5.6(h)(2).

“Coinvestor Cash Contribution” means an aggregate amount of $9,000,000 in cash actually contributed to the Company at the Closing by the Investor (or one or more of its Affiliates or affiliated funds) in exchange for common units of the Company as set forth in Exhibit A of the LLC Agreement as of the Closing and made pursuant to a Unit Purchase and Repurchase Agreement in the form agreed by the Investor and AFSI prior to the Closing.
“Estimated Intercompany Payable Amount” means the amount set forth in Section 1.1(b) of the Seller Disclosure Letter, representing a portion of the amount outstanding as of the Closing Date under the Specified Intercompany Payable.
“Investor Reimbursement Amount” has the meaning set forth in Section 11.3(a).
“Post-Closing Bonus Payments” means bonus payments to be made to certain Company employees as designated by Seller pursuant to Section 5.29.
“Reimbursable Expenses” has the meaning set forth in Section 11.3(a).
“Specified Intercompany Payable” means the premiums payable recorded by Warrantech Corporation and/or its Subsidiaries (as applicable, “Warrantech”) for the amounts payable to Wesco Insurance Company, within General Ledger Accounts 20205 and 20210 of the books and records of Warrantech, estimated to be 90+ days past due as of the Closing Date.
“Working Capital Delta” has the meaning set forth in Section 2.2(i)(2).
“Working Capital Items” has the meaning set forth in Section 2.2(i)(2).
“Working Capital Proposals” has the meaning set forth in Section 2.2(i)(2).
2.3    The definition of “Indebtedness” set forth in Section 1.1 of the Purchase Agreement is hereby amended to delete the word “and” immediately prior to clause (n) thereof and to add the following immediately following clause (n) thereof: “; and (o) the Estimated Intercompany Payable Amount.” Such addition to the definition of “Indebtedness” shall not imply that any other obligation or payable of the Company or its Subsidiaries, except as expressly included in the definition of “Indebtedness”, should be treated as “Indebtedness” for purposes of determining the Final Purchase Price or any other purpose of the Purchase Agreement.
2.4    The definition of “Pending Related Party Agreements” set forth in Section 1.1 of the Purchase Agreement is hereby deleted and replaced with the following:

““Pending Related Party Agreements” means those contracts set forth on Section 5.2(b)(x) of the Seller Disclosure Letter and those contracts contemplated by Section 12.7 of the form of amended and restated limited liability company agreement of the Company attached as Exhibit A to the Purchase Agreement as of the original date of this Agreement (without giving effect to any amendment hereto).”
2.5    The Seller Disclosure Letter is hereby amended to insert, as Section 1.1(b) thereof, the amount set forth in Schedule 1 of this Amendment.
2.6    The definition of “Transaction Expenses” in the Purchase Agreement is hereby amended and restated in its entirety as follows:
““Transaction Expenses” means all expenses incurred by AFSI or any of its Affiliates (including the Company and the Company Subsidiaries) in connection with the preparation, negotiation, execution and consummation of this Agreement, the Ancillary Agreements and the transactions contemplated hereby and thereby, including any amounts required to be paid to third parties in connection with obtaining consents necessary to separate the Tecmo Business from AFSI and the Non-Company Affiliates and to implement the Pre-Closing Steps, but only to the extent such expenses remain unpaid as of the Closing and the Company or any Company Subsidiary is or will be liable therefor. Notwithstanding the foregoing, “Transaction Expenses” excludes the Debt Financing Expenses, Direct Set-Up Expenses, any expenses subject to reimbursement under Section 11.3 and, for the avoidance of doubt, the portion of the Transaction Taxes for which the Investor is liable pursuant to Section 6.3.”
2.7    Section 2.1(c) of the Purchase Agreement is hereby amended and restated in its entirety as follows:
“(c)    At the Closing, after completion of the Pre-Closing Steps and prior to the implementation of the steps set forth below in Subsection (d), and subject to the substantially simultaneous funding of the Debt Financing to AgencyCo Borrower and WarrantyCo Borrower, (i) AFSI shall contribute (or cause its Subsidiaries to contribute) to a wholly owned limited liability company Subsidiary of AFSI (“AmTrust Holdco”), equity interests in the Agency Companies and Warranty Companies, as selected by AFSI in its sole discretion and in consultation with Investor (the “Contributed Interests”), having an aggregate value (as determined by AFSI in the good faith exercise of its reasonable discretion and in consultation with Investor) equal to (A) $201,764,705.88 plus (B) the product of (I) 0.49 multiplied by (II) (x) $40,000,000 minus (y) the Coinvestor Cash Contribution (the sum of (A) and (B), the “Contributed Value”), (ii) AmTrust Holdco shall contribute the Contributed Interests to the Company, and in exchange therefor the Company shall issue the AmTrust Equity Interests to AmTrust Holdco (the “Holdco Contribution”), (iii) the Investor shall contribute cash in the amount of (A) $210,000,000 plus (B) the product of (I) 0.51 multiplied by (II) (x) $40,000,000 minus (y) the Coinvestor Cash Contribution (the sum of (A) and (B), the “Cash Equity”) to the Company (the “Investor Cash Contribution”), and in exchange therefor the Company shall issue the Investor Equity Interests to the Investor and (iv) the Investor (or one or more of its Affiliates or affiliated funds) shall contribute cash in the amount, in the aggregate, of the Coinvestor Cash Contribution to the Company, and in exchange therefor the Company shall issue to such Person(s) common units in the Company in an amount equal to the applicable Coinvestor Cash Contribution divided by the per-unit price paid by the Investor in respect of the Investor Equity Interests pursuant to clause (iii) above, in accordance with the Unit Purchase and Repurchase Agreement in the form agreed by the Investor and AFSI prior to the Closing.”
2.8    Section 2.1(g) of the Purchase Agreement is hereby amended and restated in its entirety as follows:
“At the Closing, immediately following completion of the steps described in the forgoing clause (f), (i) AFSI shall sell (or cause its applicable Subsidiaries to sell) the remaining equity interests of the Agency Companies owned by AFSI and its Subsidiaries (the “Purchased Agency Interests”) to AgencyCo Bidco and the remaining equity interests of the Warranty Companies owned by AFSI and its Subsidiaries (the “Purchased Warranty Interests” and, together with the Purchased Agency Interests, the “Purchased Interests”) to WarrantyCo Bidco, and in exchange therefor AgencyCo Bidco and WarrantyCo Bidco shall, in the aggregate, pay or cause to be paid to AFSI (and such Subsidiaries) by wire transfer of immediately available funds to one or more accounts designated by AFSI prior to the Closing Date, an amount equal to (A) the sum of $1,150,000,000 plus any additional amount determined pursuant to Section 5.23 (the “Enterprise Value”), minus (B) Estimated Indebtedness, plus (C) Estimated Closing Cash, minus (D) Estimated Transaction Expenses minus (E) the Contributed Value (such aggregate amount, the “Estimated Purchase Price”), and (ii) the Company shall cause Warrantech to pay to Wesco Insurance Company, a Delaware-domiciled insurance company and wholly-owned Affiliate of the Seller, the Estimated Intercompany Payable Amount in partial settlement of the Specified Intercompany Payable.”
2.9    The Parties hereby acknowledge that they have not agreed on all elements of Working Capital or the Target Working Capital as of the Closing. The first two sentences of Section 2.2(a) of the Purchase Agreement are hereby deleted and replaced with the following:

“At least two (2) (but no more than five (5)) Business Days prior to the Closing Date, the Seller shall prepare and deliver to the Investor a statement (the “Estimated Closing Statement”) consisting of (i) the Seller’s good faith estimate of each of (A) the amount of Closing Cash (“Estimated Closing Cash”), (B) the amount of Indebtedness of the Company and any Company Subsidiary outstanding as of the Closing (“Estimated Indebtedness”) and (C) the amount of Transaction Expenses (“Estimated Transaction Expenses”) and (ii) a calculation of the Estimated Purchase Price based on the foregoing.”
The language in parentheses in clause (y) of the final sentence of Section 2.2(a) of the Purchase Agreement is hereby deleted in its entirety.
2.10    Section 2.2(b) of the Purchase Agreement is hereby amended and restated in its entirety as follows:
“Within one hundred and twenty (120) days following the Closing Date, the Investor shall prepare and deliver to the Seller a statement (the “Closing Statement”) consisting of (i) if the Seller and Investor have agreed on all elements of Working Capital in accordance with Section 2.2(i)(1) (or such elements are finally determined by the Independent Accountant in accordance with Section 2.2(i)(2)) prior to the date upon which Investor delivers the Closing Statement, an unaudited consolidated balance sheet of the Company and the Company Subsidiaries as of the close of business on the day immediately preceding the Closing Date (excluding any Excluded Liabilities), (ii) a calculation in reasonable detail of the Purchase Price and each of the components set forth in the definition thereof (other than Working Capital, if the Seller and Investor have not agreed on all elements of Working Capital in accordance with Section 2.2(i)(1) (and such elements have not been finally determined by the Independent Accountant in accordance with Section 2.2(i)(2)) prior to the date upon which Investor delivers the Closing Statement) and (iii) a calculation of the amount, if any, payable pursuant to clauses (g) and (h) of this Section 2.2. The Closing Statement shall be prepared in accordance with the Applicable Accounting Principles.”
2.11    Section 2.2(c) of the Purchase Agreement is hereby amended to add a sentence at the end of such Section to read as follows:
“For the avoidance of doubt, if an Independent Accountant is engaged to finally determine the Working Capital Items in accordance with Section 2.2(i)(2), the determinations by such Independent Account in accordance with Section 2.2(i)(2) shall be final, binding and conclusive upon the Investor and the Seller with respect to Working Capital Items absent manifest error, and the Seller shall not be entitled to deliver a Dispute Notice with respect to any such determinations and no such Working Capital Items shall be Disputed Items hereunder.”
2.12    Section 2.2(i) of the Purchase Agreement is hereby amended and restated in its entirety as follows:
(i)    Working Capital.
(1)    From and after the Closing, Seller and the Investor shall cooperate in good faith to determine the definitions of Working Capital, Target Working Capital and the Applicable Accounting Principles.
(2)    If the Seller and Investor, acting reasonably and in good faith, are unable to agree on the definitions of Working Capital, Target Working Capital and the Applicable Accounting Principles within 90 days following the Closing Date, then the Investor and the Seller shall jointly engage the Independent Accountant to determine the definitions of Working Capital, Target Working Capital and the Applicable Accounting Principles and to determine Closing Working Capital in accordance therewith (the “Working Capital Items”); provided that, if the Investor and the Seller are not able to agree upon an Independent Accountant within 100 days following the Closing Date, they shall request the American Arbitration Association to appoint as the Independent Accountant a partner in the New York office of a nationally recognized independent registered public accounting firm that has not had a material relationship with the Investor, the Seller or the Company or their respective Affiliates within the preceding two (2) years, and such appointment shall be final, binding and conclusive on the Investor and the Seller. The Independent Accountant shall act as an arbitrator to determine, based solely on presentations by the Investor and the Seller and not by independent review, only the Working Capital Items still in dispute; provided that the determination of Working Capital and Target Working Capital shall be made in accordance with GAAP, as adjusted to reflect a balance sheet on a modified cash basis, and shall otherwise be based on customary working capital principles used in transactions of the nature contemplated by this Agreement; provided further that Working Capital and Target Working Capital shall exclude Cash, Indebtedness, Transaction Expenses, Direct Set-Up Expenses, Debt Financing Expenses, liabilities identified in 4.a through 4.g or 5.a through 5.e of the Purchase Price Schedule, liabilities under the Specified Intercompany Payable to the extent included in the Estimated Intercompany Payable Amount, and liabilities specified in Section 2.2(i)(2) of the Seller Disclosure Letter (it being understood that such liabilities specified in Section 2.2(i)(2) of the Seller Disclosure Letter, to the extent not paid prior to Closing, will not reduce the amount of Indebtedness specified in clause (g) of the definition of “Indebtedness”). The Parties shall agree, promptly after the Independent Accountant has been appointed, on procedures governing the resolution of any dispute by the Independent Accountant; provided that, if the Parties fail to agree on such procedures, the dispute resolution procedures of the American Arbitration Association shall govern; provided further that as part of any such procedures, the Investor and the Seller shall each prepare and deliver to the Independent Accountant proposed Working Capital Items (the “Working Capital Proposals”). The Investor and the Seller shall use their reasonable best efforts to cause the Independent Accountant to issue its written determination regarding the Working Capital Items within thirty (30) days after the Working Capital Proposals are submitted for review. The Independent Accountant shall make a determination with respect to the Working Capital Items only and in a manner consistent with this Section 2.2(i)(2), and in no event shall the Independent Accountant’s determination of the Working Capital Delta be for an amount that is outside the range of the Investor’s and the Seller’s disagreement as reflected in the Working Capital Proposals. Each Party shall use its reasonable best efforts to furnish to the Independent Accountant such work papers (subject to each Party and its representatives entering into any undertakings reasonably required by the other Party’s accountants in connection herewith) and other documents and information pertaining to the Working Capital Items as the Independent Accountant may reasonably request. The determination of the Independent Accountant shall be final, binding and conclusive upon the Investor and the Seller absent manifest error. The fees, expenses and costs of the Independent Accountant shall be initially paid 50% by the Investor and 50% by the Seller but will ultimately be borne by the Investor and the Seller based on the relative differences between each Party’s calculation of the Working Capital Delta reflected in such Party’s Working Capital Proposal and the Independent Accountant’s calculation of the Working Capital Delta. For example, if the Seller submits a Working Capital Proposal reflecting a Working Capital Delta of $1,000, the Investor submits a Working Capital Proposal reflecting a Working Capital Delta of $(1,000), and the Independent Accountant ultimately determines that the Working Capital Delta is $500, then the costs and expenses of the Independent Accountant will be allocated 75% (i.e., 1,500/2,000) to the Investor and 25% (i.e., 500/2,000) to the Seller. For purposes hereof, “Working Capital Delta” means an amount, which may be positive or negative, equal to Closing Working Capital minus Target Working Capital, in each case as finally determined by the Independent Accountant pursuant to this Section 2.2(i)(2).
(3)    If the Seller and Investor have agreed on all elements of Working Capital in accordance with Section 2.2(i)(1) (or such elements have been finally determined by the Independent Accountant in accordance with Section 2.2(i)(2)) prior to the date upon which Investor delivers the Closing

Statement under Section 2.2(b), then the Final Purchase Price (as otherwise calculated in accordance with this Agreement including with respect to elements of Working Capital) shall be decreased by $25,000,000 (including for purposes of any payments pursuant to Section 2.2(g)). For the avoidance of doubt, if the Seller and Investor have not agreed on all elements of Working Capital in accordance with Section 2.2(i)(1) (and such elements have not been finally determined by the Independent Accountant in accordance with Section 2.2(i)(2)) prior to the date upon which Investor delivers the Closing Statement under Section 2.2(b), then the difference between Closing Working Capital and Target Working Capital for purposes of the Final Purchase Price shall be deemed to be zero (including for purposes of any payments pursuant to Section 2.2(g)).
(4)    If the Seller and Investor have not agreed on all elements of Working Capital in accordance with this Section 2.2(i)(1) (and such elements have not been finally determined by the Independent Accountant in accordance with Section 2.2(i)(2)) prior to the date upon which Investor delivers the Closing Statement under Section 2.2(b), then, within two (2) Business Days after the date upon which all elements of Working Capital have been finally determined in accordance with this Section 2.2(i): (A) if Closing Working Capital exceeds the result of (x) Target Working Capital plus (y) $25,000,000, then the Company shall, or shall cause its Subsidiaries to, pay to the Seller an amount equal to such excess; (B) if the result of (x) Target Working Capital plus (y) $25,000,000 exceeds Closing Working Capital, then the Seller shall pay to the Company (or its designated Subsidiaries) an amount equal to such excess; and (C) if neither clause (A) or (B) of this Section 2.2(i)(4) apply, then neither Party shall be required to make any additional payment (it being understood that all references to Closing Working Capital and Target Working Capital in this sentence refer to Closing Working Capital and Target Working Capital as finally determined in accordance with this Section 2.2(i)).
2.13    The Seller Disclosure Letter is hereby amended to insert, as Section 2.2(i)(2) thereof, the liabilities set forth in Schedule 4 of this Amendment.
2.14    The last paragraph of Section 5.2(b) of the Purchase Agreement is hereby deleted in its entirety, such deletion to be deemed effective as of the original date of the Purchase Agreement such that such language shall be null and void and no Party shall have any obligations or liabilities thereunder, whether arising before or after the date of this Amendment. In substitution therefor, the Parties acknowledge and agree that they and their respective Subsidiaries have entered into certain other agreements, and will enter into certain other agreement after the date hereof, that relate to the subject matter of the last paragraph of Section 5.2(b).

2.15    Section 5.2(d) of the Purchase Agreement is hereby amended to insert after the first sentence the following:
“In addition, if within sixty (60) days following the Closing either AFSI or the Investor receives an invoice for additional Direct Set-Up Expenses incurred after the date of this Agreement and at or prior to the Closing, then the applicable Party may present documentation supporting such expenses to the Company and the other Party and, if the other Party so consents in writing (such consent not to be unreasonably withheld, conditioned or delayed), the Company shall promptly, and in any event within 30 days, reimburse the applicable Party or its applicable Affiliates, as applicable, for such additional Direct Set-Up Expenses to the extent such expenses were not previously reimbursed by the Company.”
2.16    The first sentence of Section 5.6(d) of the Purchase Agreement is hereby amended to insert the following at the end of such sentence: “within thirty (30) days following the Closing Date.” The second sentence of Section 5.6(d) of the Purchase Agreement is hereby amended to delete the phrase “as of the Closing Date” and replace it with “as of the close of business on the Business Day immediately prior to the Closing Date.”
2.17    Section 5.6(h)(2) of the Purchase Agreement is hereby amended and restated in its entirety as follows:
“If the health and welfare benefit coverage under the Transition Services Agreement (the “Benefits TSA Period”) ends prior to December 31, 2018, then as soon as practicable following the end of the Benefits TSA Period, (i) AFSI shall, or shall cause the Seller’s Subsidiaries to, transfer to the Company or its Subsidiaries an amount in cash equal to the excess, if any, of the aggregate contributions to the Seller flexible spending account plan maintained in the United States intended to be covered under Section 125 of the Code with respect to Transferred Employees and their dependents (the “Seller Flexible Spending Account Plan”) made by Transferred Employees prior to the end of the Benefits TSA Period for the plan year in which the Closing Date occurs over the aggregate reimbursement payouts made to Transferred Employees prior to the end of the Benefits TSA Period for such year from such plan and (ii) the Company shall, and shall cause the Company Subsidiaries to, use reasonable best efforts to cause such amounts to be credited to each such Transferred Employee’s flexible spending accounts plan maintained in the United States by the Company intended to be covered under Section 125 of the Code (the “Company Flexible Spending Account Plan”). In connection with such transfer, the Company shall deem that such employees’ deferral elections made under the Seller Flexible Spending Account Plan for the plan year in which the Closing Date occurs shall continue in effect under the Company Flexible Spending Account Plan for the remainder of the plan year in which the Closing Date occurs. If the aggregate reimbursement payouts made to Transferred Employees from the Seller Flexible Spending Account Plan prior to the end of the Benefits TSA Period for the plan year in which the Closing Date occurs exceed the aggregate accumulated contributions made by the Transferred Employees to such plan prior to the end of the Benefits TSA Period for such plan year, the Company shall make a payment equal to the value of such excess to Seller as soon as practicable following the Company’s receipt of additional contributions from the applicable Transferred Employee.”
2.18    Section 5.16 of the Purchase Agreement is hereby amended to insert as subsection (d) thereof the following:
“From and after the Closing, if (i) Seller or any of its Affiliates receives any cash or any asset, property or right from any third party in respect of any amount due to or otherwise intended for the Company or its Subsidiaries, or pays any amount to a third party in respect of any obligation of Company or its Subsidiaries, or (ii) the Company or any Company Subsidiary receives any cash or any asset, property or right from any third party in respect of any amount due to or otherwise intended for the Seller or any of its Affiliates, or pays any amount to a third party in respect of any obligation of Seller or any of its Affiliates, then the Party (or Affiliate) receiving such cash, asset, property or right, or on whose behalf (or whose Affiliate’s behalf) such payment was made, as applicable, shall promptly, and in any event within 30 days, pay over to the intended recipient Party (or its applicable Affiliate), or reimburse the paying Party (or its applicable Affiliate), respectively, for such amount following its receipt of documentation evidencing such payment; provided, for the avoidance of doubt, that this provision shall not apply with respect to any amounts to be received or payment to be made by any party pursuant to this Agreement, any Ancillary Agreement or any other agreement between or among the Seller or its Affiliates, on the one hand, and the Company or any Company Subsidiary, on the other hand, it being understood that the intent of this provision is merely to correct any “wrong pocket” receipt or payment following the Closing, including “wrong pocket” receipts or payments made in connection with the provision of services under the Transition Services Agreement.”
2.19    Section 5.17(a) of the Purchase Agreement is hereby amended to insert at the end of the first sentence thereof the following:
“; provided, that the Wind-Down Period with respect to AMT Warranty Corp. and AMT Warranty Corp of Canada, ULC shall expire on the two-year anniversary of the Closing Date, and the Investor shall cause the Company to, and the Company shall cause each such company to, change its name to remove the ‘AMT’ designation therefrom effective as of such two-year anniversary, and shall not permit either such company to change its name prior to such date”
2.20    Section 5.24(b) of the Purchase Agreement is hereby deleted in its entirety, such deletion to be deemed effective as of the original date of the Purchase Agreement such that such Section shall be null and void and no Party shall have any obligations or liabilities thereunder, whether arising before or after the date of this Amendment. In substitution therefor, the Parties acknowledge and agree that they and their respective Subsidiaries have entered into certain other agreements, and will enter into certain other agreements after the date hereof, that relate to the subject matter of such Section 5.24(b). For the avoidance of doubt, Section 12.7 of the form of amended and restated limited liability company agreement of the Company attached as Exhibit A to the Purchase Agreement has been intentionally omitted from the LLC Agreement of the Company entered into on the Closing Date, and none of the Parties or their Affiliates shall have any liabilities or obligations whatsoever based on the inclusion of such Section in such form.
2.21    The Purchase Agreement is hereby amended to add the following as Section 5.28 thereof:
Section 5.28. Performance Under Agreements.
(a) From and after the Closing, until such Contracts are assigned in accordance with Section 5.28(b) or such Contracts have expired or otherwise been terminated and all obligations thereunder discharged, Seller shall, or shall cause its applicable Affiliates to, perform all covenants and obligations of AMT Warranty Corp. and its applicable Affiliates under the Contracts listed on Section 5.28 of the Seller Disclosure Letter (except that AMT Warranty Corp. shall continue to act as obligor pursuant to the Master Administration Agreement, effective as of October 26, 2017, between AMT Warranty Corp. and AmTrust North America, Inc. in respect of products administered pursuant to such Contracts), and the Company shall, or shall cause AMT Warranty Corp. and its applicable Affiliates to, transfer to the Seller all amounts actually received by it or its Affiliates under or in respect of the Contracts listed on Section 5.28 of the Seller Disclosure Letter, whether relating to periods before, at or after the Closing, in each case, as though AMT Warranty Corp. and its applicable Affiliates had irrevocably and unconditionally assigned all of its right, title and interest in such amounts to the Seller or its designated Affiliate at the Closing, and the Seller had irrevocably and unconditionally assumed all obligations and liabilities of AMT Warranty Corp. and its applicable Affiliates under such Contracts, effective as of the Closing. The Company shall, and shall cause AMT Warranty Corp. and its applicable Affiliates to, reasonably cooperate with Seller and its applicable Affiliates to collect any such amounts due from counterparties under such Contracts. The Seller shall pay, defend, indemnify and hold harmless AMT Warranty Corp. and its applicable Affiliates and their respective officers, directors, employees, agents, successors and assigns from and against all Losses arising out of or relating to the Contracts listed on Section 5.28 of the Seller Disclosure Letter, or the performance or nonperformance by the Seller and its Affiliates thereunder, in each case, whether incurred or arising before, at or after the Closing.
(b) From and after the Closing, the Company shall, and shall cause AMT Warranty Corp. to, reasonably cooperate with the Seller and its Affiliates to cause the Contracts listed on Section 5.28 of the Seller Disclosure Letter to be irrevocably and unconditionally assigned to the Seller or its designated Affiliate.
The Seller Disclosure Letter is hereby revised to (i) add to Section 5.2(e) thereof the consents set forth in Schedule 2(a) of this Amendment and (ii) to add as Section 5.28 thereof the Contracts listed in Schedule 2(b) of this Amendment.
2.22    The Purchase Agreement is hereby amended to add the following as Section 5.29 thereof:
Section 5.29. Certain Post-Closing Bonus Contributions. The Parties acknowledge that certain of the Tecmo Companies anticipate making, during the 90-day period after the Closing, certain Post-Closing Bonus Payments to employees as directed by Seller from time to time.  Accordingly, at any time prior to the date that is 90 days following the Closing Date, Seller shall pay to AgencyCo Bidco any such Post-Closing Bonus Payments, together with the amounts necessary to pay the employer portion of any employment or social security taxes due in connection with the Post-Closing Bonus Payment (the “Employer Taxes”) (the amount of such Post-Closing Bonus Payments and Employer Taxes, collectively, the “Combined Bonus Amount”).  The Company shall cause AgencyCo Bidco to (i) accept each such Combined Bonus Amount, (ii) make the Post-Closing Bonus Payment to one or more employees of AgencyCo Bidco (as designated by Seller at the time of payment of the Combined Bonus Amount) through the AgencyCo Bidco payroll no later than ten (10) days following the receipt of each Combined Bonus Amount to the individuals and in the amounts specified by Seller at the time of such payment (up to the amount of such Combined Bonus Amount less applicable Employer Taxes), less Employee Taxes (as defined below), (iii) pay the Employer Taxes, (iv) withhold the employee portion of any income, employment, social security or other taxes required to be withheld in connection with the Post-Closing Bonus Payouts (the “Employee Taxes”), (v) duly remit such Employer Taxes and Employee Taxes to the appropriate Governmental Authorities in accordance with Applicable Law and (vi) duly report such Post-Closing Bonus Payments, Employer Taxes and Employee Taxes to the appropriate Governmental Authorities and to the applicable recipients of the Post-Closing Bonus Payments in accordance with Applicable Law.  The Parties acknowledge and agree that the obligation to pay the Combined Bonus Amounts as set forth in this Section 5.29 shall be treated for tax purposes as liabilities that that reduce the Purchase Price hereunder, and accordingly each Combined Bonus Amount shall be characterized as an adjustment to the Purchase Price received by Seller from Agency Bidco for tax purposes, but for clarity no adjustment to the Purchase Price paid pursuant to Article II shall be made in respect thereof.
2.23    Section 11.1 of the Purchase Agreement is hereby amended to add as subsection (c) thereof, the following:
If to the Company after the Closing:
Mayfield Holdings LLC
2200 Highway 121
Bedford, Texas 76021

Attention:	Chief Financial Officer

E-mail:	Joshua.Damon@ankura.com

with copies to:

Madison Dearborn Partners
70 West Madison
Chicago, Illinois 60602
Facsimile: (312) 895-1041
Attention: Mark Tresnowski
Email: mtresnowski@mdcp.com

and:

Kirkland & Ellis LLP
300 North LaSalle Street
Chicago, Illinois 60654
Facsimile: (312) 862-2200
Attention: Neal J. Reenan, P.C.
Email: neal.reenan@kirkland.com

2.24    Section 11.3 of the Purchase Agreement is hereby amended and restated in its entirety as follows:
Section 11.3.    Expenses. At the Closing, in addition to reimbursement of Direct Set-Up Expenses and Debt Financing Expenses provided under other provisions of this Agreement, the Company shall reimburse the Investor and its applicable Affiliates for all of their respective documented out-of-pocket expenses incurred in connection with the preparation, negotiation, execution and consummation of this Agreement, the Ancillary Agreements and the transactions contemplated hereby and thereby (“Reimbursable Expenses”); provided, notwithstanding anything in this Agreement to the contrary, in no event will all such reimbursement amounts exceed $13,000,000 (the total amount reimbursed to the Investor and its Affiliates pursuant to this Section 11.3, the “Investor Reimbursement Amount”). If the Investor Reimbursement Amount exceeds $10,000,000, then, at the Closing, the Company shall also reimburse the Seller and its applicable Affiliates for their respective documented Reimbursable Expenses; provided, all such reimbursement amounts to the Seller and its Affiliates shall not exceed the excess of the Investor Reimbursement Amount over $10,000,000. Subject to the foregoing provisions of this Section 11.3, and except as otherwise provided herein (including Sections 5.2(d), 5.11(c) and 6.3), all costs, fees and expenses incurred in connection with this Agreement, the Ancillary Agreements and the transactions contemplated hereby and thereby, whether or not consummated, shall be paid by the Party incurring such cost or expense.
2.25    Section 5.15 of the Seller Disclosure Letter is hereby amended to insert at the end thereof the item set forth in Schedule 3 hereto.
SECTION 3.    Ownership Percentages. The Parties hereby agree that neither a failure of the Investor Equity Interests to comprise 51% of the Company’s outstanding Equity Interests nor a failure of the AmTrust Equity Interests to comprise 49% of the Company’s outstanding Equity Interests, as contemplated by the definition of “Coinvestor Cash Contribution” and the amendment to Section 2.1(c) of the Purchase Agreement in this Amendment, shall be deemed to be a breach of any provision of the Purchase Agreement (including the applicable representations and warranties in Section 3.4(a) of the Purchase Agreement) solely to the extent such failure directly results from the issuance of Common Units of the Company in respect of the Coinvestor Cash Contribution.
SECTION 4.    D&O Tail Coverage; E&O Coverage. The Parties acknowledge and agree that the insurance coverage purchased by Seller and set forth in Schedule 5 to this Amendment has been obtained in satisfaction of the obligation of Seller set forth in the second sentence of Section 5.9(c) of the Purchase Agreement and such coverage is acceptable to the Investor. The Parties acknowledge and agree that the Company and the Company Subsidiaries cannot reasonably obtain errors & omissions (E&O) insurance coverage in respect of events occurring prior to and including the Closing Date, AFSI’s or its Subsidiaries’ E&O insurance policies are “occurrence based” policies and Section 5.9(b) of the Purchase Agreement shall be applied in accordance with its terms with respect to claims under such policies. AFSI shall endeavor to provide the Company with notice of an intention to terminate or allow to expire such E&O policies at least 30 days prior to such termination or expiration, but in no event shall AFSI or its Affiliates have any liability for failure to provide such notice.
SECTION 5.    Effect on Purchase Agreement. Other than as specifically set forth herein, all terms and provisions of the Purchase Agreement shall remain unaffected by the terms of this Amendment, and shall continue in full force and effect.
SECTION 6.    Entire Agreement. Subject to Section 4, this Amendment constitutes the entire agreement and supersedes all prior agreements, understandings and representations, both written and oral, between the Parties with respect to the subject matter of this Amendment. This Amendment constitutes part of the Purchase Agreement and shall be interpreted consistent therewith.
SECTION 7.    Miscellaneous. The provisions of Sections 1.2 (Interpretation), 11.1 (Notices), 11.2 (Amendments), 11.4 (Governing Law, etc.), 11.5 (Successors and Assigns), 11.7 (Severability), 11.8 (Counterparts; Effectiveness; Third Party Beneficiaries), 11.9 (Specific Performance), 11.13 (No Presumption Against Drafting Party) and 11.14 (Time Periods) of the Purchase Agreement are incorporated by reference into this Amendment mutatis mutandis.
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IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the date first written above by their respective duly authorized representatives.

MAYFIELD HOLDINGS LLC

By:	/s/Stuart Hollander
Name:	Stuart Hollander
Title:	Chief Executive Officer & Executive Director

AMTRUST FINANCIAL SERVICES, INC.

By:	/s/Adam Karkowsky
Name:	Adam Karkowsky
Title:	Chief Financial Officer & Executive Vice President

MH JV HOLDINGS, L.P.

By:	Madison Dearborn Partners VII-A&C, L.P.
Its:	General Partner

By:	Madison Dearborn Partners, LLC
Its:	General Partner

By:	/s/Vahe A. Dombalagian
NAME:	Vahe A. Dombalagian
TITLE:	Managing Director